UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Cover-All Technologies Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

222892101

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 222892101

SCHEDULE 13G

1	NAMES OF REPORTING PERSONS: John Roblin I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 1,805,724*
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,805,724*
WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,805,724*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%**
12	TYPE OF REPORTING PERSON IN

*	Includes 1,555,724 shares of common stock owned by John Roblin and 250,000 shares of common stock that may be acquired by John Roblin pursuant to the exercise of outstanding stock options.
**	Based on 25,936,106 shares of common stock issued and outstanding on December 31, 2012.

Item 1.

(a)	Name of Issuer:

Cover-All Technologies Inc.

(b)	Address of Issuer’s Principal Executive Offices:

412 Mt. Kemble Avenue, Suite 110C

Morristown , New Jersey 07960

Item 2.

(a)	Name of Person(s) Filing:

John Roblin

(b)	Address of Principal Business Office, or, if None, Residence:

c/o Cover-All Technologies Inc.

412 Mt. Kemble Avenue, Suite 110C

Morristown, New Jersey 07960

(c)	Citizenship or Place of Organization:

United States of America

(d)	Title of Class of Securities:

Common Stock, $0.01 par value

(e)	CUSIP Number:

222892101

Item 3. If This Statement is Filed Pursuant to Rule §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

See Row 12 of page 2 (“Type of Reporting Person”) for the Reporting Person.

Item 4. Ownership:

(a)	Amount Beneficially Owned:

The responses of the Reporting Person to Rows 5-9 and 11 on page 2 is incorporated herein by reference.

(b)	Percentage of Class:

The responses of the Reporting Person to Row 11 on page 2 is incorporated herein by reference.

(c)	Number of Shares to which such person has:
(i)	sole power to vote or direct the vote
(ii)	shared power to vote or direct the vote
(iii)	sole power to dispose or to direct the disposition of
(iv)	shared power to dispose or to direct the disposition of

The responses of the Reporting Person to Rows 5-8 on page 2 are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013	/s/ John Roblin John Roblin